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                               January 26, 2022

       Wenshan Xie
       Chief Executive Officer
       E-Home Household Service Holdings Ltd
       Floor 9, Building 14, HaixiBaiyue Town
       No. 14 Duyuan Road, Luozhou Town
       Cangshan District, Fuzhou City 350001
       People   s Republic of China

                                                        Re: E-Home Household
Service Holdings Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed December 23,
2021
                                                            File No. 333-259464

       Dear Mr. Xie:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form F-3 filed December 23, 2021

       Cover Page

   1. Clearly disclose how you will refer to the holding company and its subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations.
Refrain from using terms such as    we    or    our    when describing
                                                        activities or functions
of a subsidiary. For example, disclose, if true, that your subsidiaries and conduct operations
in China and that the holding company does not conduct
                                                        operations. Disclose
clearly the entity (including the domicile) in which investors are purchasing an interest.
 Wenshan Xie
FirstName  LastNameWenshan  Xie Ltd
E-Home Household  Service Holdings
Comapany
January 26,NameE-Home
            2022        Household Service Holdings Ltd
January
Page 2 26, 2022 Page 2
FirstName LastName
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. We note your disclosure in response to comment 2. Please the discussion to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and/or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.
Prospectus Summary, page 1

4. Revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Expand the discussion on page 4 to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should
 Wenshan Xie
E-Home Household Service Holdings Ltd
January 26, 2022
Page 3
         make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries , to the parent company and U.S. investors.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors
Risks Related to Doing Business in China
The Chinese government may intervene or influence our PRC subsidiaries' operations, page 5

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Specifically, clarify that the value of the securities you are registering rather than just your Ordinary
         Shares may significantly decline or become worthless.
The approval of the CSRC or other Chinese regulatory agencies may be required, page 9

8. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review.
General
FirstName LastNameWenshan Xie
Comapany
9.         NameE-Home
       To the             Household
              extent you make        Service
                               changes to yourHoldings  Ltd statement in
response to the
                                               registration
Januarycomments   below,
        26, 2022 Page 3 please make conforming changes to your future filings, as applicable.
FirstName LastName
 Wenshan Xie
FirstName  LastNameWenshan  Xie Ltd
E-Home Household  Service Holdings
Comapany
January 26,NameE-Home
            2022        Household Service Holdings Ltd
January
Page 4 26, 2022 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services